UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq.	Eric C. Jensen, Esq.
2701 San Tomas Expressway	John T. McKenna, Esq.
Santa Clara, California 95050	Cooley Godward LLP
(408) 486-2000	Five Palo Alto Square
3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration No.:	Not applicable

Filing Party:	Not applicable

Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are NVIDIA Corporation’s materials related to a proposed tender offer (the “Preliminary Communications”) pursuant to which NVIDIA would offer to amend, at the election of the applicable option holder, certain portions of options to purchase NVIDIA common stock granted under the NVIDIA Corporation 1998 Equity Incentive Plan, as amended (the “Plan”) that (a) were granted to former MediaQ employees at a discount in 2003, (b) vest or vested after December 31, 2004, and (c) are still outstanding on the date the proposed tender offer expires (the “Eligible Options”). Option holders who elect to amend their options will sign an amendment to their existing option agreement with NVIDIA, pursuant to which portions of such options will be amended to expire within 2 1/2 months after the close of the calendar year in which the portions vest.

The Preliminary Communications do not constitute an offer to holders of options to purchase NVIDIA common stock to amend their options. In the event the NVIDIA Board of Directors approves the tender offer, the tender offer may be commenced at such time as determined in the discretion of the NVIDIA Board of Directors.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.1	Memorandum from Jensen Huang to Employees regarding Section 409A – Discounted Stock Options.

99.2	NVIDIA Response to Section 409A Compliance.

99.3	Template Memorandum from Jensen Huang to Employees regarding Supplemental Stock Option Grant.

99.4	Timeline of Section 409A Related Events.

99.5	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.6	Frequently Asked Questions: Section 409A.

99.7	Hypothetical Example: Tax Penalties and Withholdings of Section 409A Non-Compliance.

99.8	Deloitte Touche Tohmatsu Presentation: Taxation of Deferred Compensation and Discounted Stock Options: IRC Section 409A dated December 14, 2005.

99.9	NVIDIA Presentation: Response to Section 409A dated December 14, 2005.